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Rule 424(b)(3)
Registration No. 333-111174

PRICING SUPPLEMENT DATED SEPTEMBER 13, 2005

HEALTH CARE PROPERTY INVESTORS, INC.
Medium-Term Notes, Series F

This Pricing Supplement accompanies and supplements the Prospectus dated December 24, 2003, as supplemented by the Prospectus Supplement, dated August 27, 2004.

The Notes have the following terms (as applicable):

☒ Fixed Rate Note	☐ Floating Rate Note:
Principal Amount:	$200,000,000
Agent's Discount or Commission:	0.50%
Net Proceeds to Issuer:	$198,134,000
Original Issue Price:	99.567%
Original Issue Date:	September 16, 2005
Stated Maturity Date:	September 15, 2010
Interest Rate:	4.875% per annum
Accrued Interest:	Interest on the Notes will accrue from September 16, 2005
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2006
Day Count Convention:	30/360
Redemption:	The Notes cannot be redeemed prior to the Stated Maturity Date
Optional Repayment:	The Notes cannot be repaid prior to the Stated Maturity Date
Original Issue Discount:	☐ Yes ☒ No
Form:	☒ Book-Entry/Global ☐ Definitive
Agents/Principal Amount:	☐ Merrill Lynch, Pierce, Fenner & Smith Incorporated ☐ Goldman, Sachs & Co. ☐ Credit Suisse First Boston LLC ☒ Banc of America Securities LLC $100,000,000 ☒ Barclays Capital Inc. $100,000,000
Agents acting in the capacity as indicated below:
☒ Agent	☐ Principal

        If as Principal:

    ☐
    The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

    ☐
    The Notes are being offered at a fixed initial public offering price of 100% of Principal Amount.

        If as Agent:

    ☒
    The Notes are being offered at a fixed initial public offering price of 99.567% of Principal Amount.

Supplemental Federal Income Tax Considerations

        The following is a summary of certain supplemental United States federal income tax considerations anticipated to be material to holders of the Notes. This summary supersedes, in its entirety, the discussion entitled "Proposed Legislation Relating to the Accompanying Prospectus" in the Prospectus Supplement under the caption "Supplemental United States Federal Income Tax Considerations," and is subject to the limitations and qualification set forth in the Prospectus. Holders are urged to review the information in the Prospectus together with this summary. This summary is based on current law, is for general information only and is not tax advice.

New Legislation

        The American Jobs Creation Act of 2004 (the 2004 Act), signed into law by President Bush on October 22, 2004, amended certain rules relating to the taxation of REITs. The 2004 Act includes, among other things, the following changes:

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  The 2004 Act expanded the "straight debt safe harbor" under which certain types of securities, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT, are disregarded as securities when calculating the 10% value limitation discussed in the Prospectus under the caption "United States Federal Income Tax Considerations Related to our REIT Election—Taxation of the Company—Asset Tests."

  •
  As discussed in the Prospectus under the caption "United States Federal Income Tax Considerations Related to our REIT Election—Taxation of the Company—Ownership of a Partnership Interest," a look-through rule applies with respect to our investment in an entity treated as a partnership for federal income tax purposes. The 2004 Act contains a special partnership look-through rule for purposes of the 10% value limitation discussed in the Prospectus under the caption "United States Federal Income Tax Considerations Related to our REIT Election—Taxation of the Company—Asset Tests." Under the 2004 Act, solely for purposes of the 10% value limitation, the determination of our interest in the assets of a partnership in which we own an interest will be based on our proportionate interest in any securities issued by the partnership, excluding for this purpose certain securities described in the Code.

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  The 2004 Act clarified a rule regarding a REIT's ability to enter into leases with its taxable REIT subsidiaries. As discussed in the Prospectus under the caption "United States Federal Income Tax Considerations Related to our REIT Election—Taxation of the Company—Income Tests," rents we receive from a tenant will not qualify as "rents from real property" if we, or an actual or constructive owner of 10% or more of our stock, actually or constructively own 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that also is our taxable REIT subsidiary, however, will not be excluded from the definition of "rents from real property" if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Under the 2004 Act, whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, under the 2004 Act, if a lease with a "controlled taxable REIT subsidiary" is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as "rents from real property." For purposes of this rule, a "controlled taxable REIT subsidiary" is a taxable REIT subsidiary in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock.

  •
  The 2004 Act modified the treatment of certain hedging income for purposes of the 95% gross income test. Under the 2004 Act, income of a REIT derived from a hedging transaction that is clearly identified as such as specified in the Code, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test, and therefore will be exempt from this test, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by the REIT to acquire or carry real estate. Income from any hedging transaction will continue to be nonqualifying for purposes of the 75% gross income test.

  •
  As discussed in the Prospectus under the caption "United States Federal Income Tax Considerations Related to our REIT Election—Taxation of the Company—Asset Tests," a REIT must satisfy certain asset tests at the close of each quarter of its taxable year. If we fail to meet these tests at the end of any quarter and such failure is not cured within 30 days thereafter, we would fail to qualify as a REIT. Under the 2004 Act, certain relief provisions may be available to us if we fail to satisfy the asset tests after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% REIT asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the Internal Revenue Service.

  •
  The 2004 Act modified the requirements for availability of the applicable relief provisions for failure to meet the 75% and 95% gross income tests described in the Prospectus under the caption "United States Federal Income Tax Considerations Related to our REIT Election—Taxation of the Company—Income Tests." Under the 2004 Act, we generally may make use of these relief provisions if (i) following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the Internal Revenue Service setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued, and (ii) our failure to meet these tests was due to reasonable cause and not due to willful neglect.

  •
  Under the 2004 Act, additional relief is provided in the event that we violate a provision of the Code that would result in our failure to qualify as a REIT if (i) the violation is due to reasonable cause, (ii) we pay a penalty of $50,000 for each failure to satisfy the provision, and (iii) the violation does not include a violation described in the fifth and sixth bullet points above.

  •
  The 2004 Act also changed the formula for calculating the tax imposed for certain violations of the 95% gross income test described in the Prospectus under the caption "United States Federal Income Tax Considerations Related to our REIT Election—Taxation of the Company—General."

  •
  As discussed in the Prospectus under the caption "United States Federal Income Tax Considerations Related to our REIT Election—Taxation of the Company—Redetermined Rents," amounts received by a REIT for services customarily furnished or rendered by its taxable REIT subsidiary in connection with the rental of real property are excluded from treatment as "redetermined rents" and therefore avoid the 100% penalty tax. The 2004 Act eliminates this exclusion.

  •
  The 2004 Act modified the withholding requirements applicable to the payment of certain dividends by a publicly-traded REIT. Under the 2004 Act, capital gains dividends paid by a publicly-traded REIT to certain non-U.S. stockholders of the REIT are treated the same as ordinary dividends for withholding tax purposes.

        The foregoing is not an exhaustive list of the changes that were made by the 2004 Act. The provisions contained in the 2004 Act relating to the "straight debt safe harbor" and our ability to enter into leases with our taxable REIT subsidiaries apply retroactively to our taxable years beginning after December 31, 2000, and the remaining provisions described above (including the new 10% value limitation look-through rule) generally apply to our taxable years commencing after January 1, 2005.

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PRICING SUPPLEMENT DATED SEPTEMBER 13, 2005 HEALTH CARE PROPERTY INVESTORS, INC. Medium-Term Notes, Series F